

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 5, 2008

Mr. J. Randall Vance
Chief Financial Officer
Interstate Bakeries Corporation
12 East Armour Boulevard
Kansas City, Missouri 64111

      Re: **Interstate Bakeries Corporation**
              Form 10-K for Fiscal Year Ended June 2, 2007
              Filed August 16, 2007
              File No. 001-11165

Dear Mr. Vance:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Jill S. Davis
                  Branch Chief